DRAFT


                   [Letterhead of Deloitte & Touche LLP]



(Date)

Oppenheimer Strategic Income Fund
Two World Trade Center  34th floor
New York, New York  10048-0203


Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Oppenheimer Strategic Diversified Income Fund (Diversified) and Oppenheimer Strategic Income Fund (Income) which is attached as Exhibit
A of Oppenheimer Strategic Funds Trust's Registration Statement under the Securities Act of 1933 on form N-14 filed with the Securities and Exchange Commission on May 3, 1995 (the Agreement), concerning the acquisition by Income of substantially all of the assets of Diversified solely for voting shares of beneficial interest in Income, followed by the distribution of such shares in exchange for all of the outstanding shares of Diversified.

Section 368(a)(1)(C), IRC provides that, when determining whether the exchange is solely for stock, the assumption by Income of a liability of Diversified shall be disregarded.

The management of Diversified has represented to us that there is no plan or intention by any shareholder of Diversified who owns 5% or more of the outstanding shares of Diversified, and, to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of Diversified to redeem, sell, exchange, or otherwise dispose of a number of Income shares received in the transaction that would reduce the shareholders' ownership of Income shares to a number of shares having a value, as of the Exchange Date, of less than 50 percent of the value of all of the formerly outstanding shares of Diversified as of the same date.

Management of each fund has further represented to us that, as of the date of the exchange, both Diversified and Income will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and under the regulations promulgated thereunder.

2. Diversified and Income will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2).

3. No gain or loss will be recognized by the shareholders of Diversified upon the distribution of shares of beneficial interest in Income to the shareholders of Diversified pursuant to Section 354.

4. Under Section 361(a) no gain or loss will be recognized by Diversified by reason of the transfer of its assets solely in exchange for shares of Income.

5. Under Section 1032 no gain or loss will be recognized by reason of the transfer of Diversified's assets solely in exchange for shares of Income.

6. The stockholders of Diversified will have the same tax basis and holding period for the shares of beneficial interest in Income that they receive as they had for the stock of Diversified that they previously held, pursuant to Sections 358(a) and 1223(1), respectively.

7. The securities transferred by Diversified to Income will have the same tax basis and holding period in the hands of Income as they had for Diversified, pursuant to Sections 362(b) and 1223(1), respectively.


Very truly yours



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